Exhibit 99.1

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FINAL NOTICE

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To:         HSBC Bank plc

Firm

Reference

Number:  114216

Address:  8 Canada Square, Canary Wharf, London, E14 5HQ

Date       11 November 2014

1. ACTION

1.1.	For the reasons given in this Notice, the Authority hereby imposes on HSBC Bank plc (“HSBC”) a financial penalty of £216,363,000.

1.2.	HSBC agreed to settle at an early stage of the Authority’s investigation. HSBC therefore qualified for a 30% (Stage 1) discount under the Authority’s executive settlement procedures. Were it not for this discount, the Authority would have imposed a financial penalty of £309,090,000 on HSBC.

2. SUMMARY OF REASONS

2.1.	The foreign exchange market (“FX market”) is one of the largest and most liquid markets in the world.[1] Its integrity is of central importance to the UK and global financial systems. Over a period of five years, HSBC failed properly to control its London voice trading operations in the G10 spot FX market, with the result that traders in this part of its business were able to behave in a manner that put HSBC’s interests ahead of the interests of its clients, other market participants and the wider UK financial system.

2.2.	The Authority expects firms to identify, assess and manage appropriately the risks that their business poses to the markets in which they operate and to preserve market integrity, irrespective of whether or not those markets are regulated. The Authority also expects firms to promote a culture which requires their staff to have regard to the impact of their behaviour on clients, other participants in those markets and the financial markets as a whole.

2.3.	HSBC’s failure adequately to control its London voice trading operations in the G10 spot FX market is extremely serious. The importance of this market and its widespread use by market participants throughout the financial system means that misconduct relating to it has potentially damaging and far-reaching consequences for the G10 spot FX market and financial markets generally. The failings described in this Notice undermine confidence in the UK financial system and put its integrity at risk.

2.4.	HSBC breached Principle 3 of the Authority’s Principles for Businesses in the period from 1 January 2008 to 15 October 2013 (“the Relevant Period”) by failing to take reasonable care to organise and control its affairs responsibly and effectively with adequate risk management systems in relation to G10 spot FX voice trading in London. References in this Notice to HSBC’s G10 spot FX trading business refer to its relevant voice trading desk based in London.
2.5.	During the Relevant Period, HSBC did not exercise adequate and effective control over its G10 spot FX trading business. HSBC relied

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1 The daily average volume turnover of the global FX market was over USD5 trillion in April

2013 according to the Bank for International Settlements (BIS) Triennial Central Bank Survey

2013.

primarily upon its front office FX business to identify, assess and manage risks arising in that business. The front office failed adequately to discharge these responsibilities with regard to obvious risks associated with confidentiality, conflicts of interest and trading conduct. The right values and culture were not sufficiently embedded in HSBC’s G10 spot FX trading business, which resulted in it acting in HSBC’s own interests as described in this Notice without proper regard for the interests of its clients, other market participants or the wider UK financial system. The lack of proper control by HSBC over the activities of its G10 spot FX traders in London undermined market integrity and meant that misconduct went undetected for a number of years. HSBC’s control and risk functions failed to challenge effectively the management of these risks in the G10 spot FX trading business.

2.6.	HSBC’s failings in this regard allowed the following behaviours to occur in its G10 spot FX trading business:

(1)	Attempts to manipulate the WMR fix rate, alone or in collusion with traders at other firms, for HSBC’s own benefit and to the potential detriment of certain of its clients and/or other market participants;

(2)	Attempts to trigger clients’ stop loss orders for HSBC’s own benefit and to the potential detriment of those clients and/or other market participants; and

(3)	Inappropriate sharing of confidential information with traders at other firms, including specific client identities and, as part of (1) and (2) above, information about clients’ orders.

2.7.	These failings occurred in circumstances where certain of those responsible for managing front office matters were aware of and/or at times involved in behaviours described above. They also occurred despite the fact that risks around confidentiality were highlighted when HSBC’s Compliance department identified instances of inappropriate internal disclosures of client confidential information by FX sales and trading staff in 2008 and 2009.

2.8.	HSBC was aware during the Relevant Period of misconduct associated with LIBOR / EURIBOR, which was identified in well-publicised Final Notices issued against other firms from June 2012 onwards. HSBC was not subject to enforcement action by the FCA for LIBOR / EURIBOR misconduct during the Relevant Period. It nonetheless engaged in an extensive remediation programme across its businesses in response to these Notices. This included enhancements to the governance and controls around submissions-based benchmarks and more widely. Despite these improvements, the steps taken during the Relevant Period in its G10 spot FX trading business did not adequately address the root causes that gave rise to failings described in this Notice.

2.9.	The Authority therefore imposes a financial penalty on HSBC in the amount of £216,363,000 pursuant to section 206 of the Act.

2.10. The Authority acknowledges the significant co-operation and assistance provided by HSBC during the course of its investigation. HSBC is continuing to undertake remedial action and has committed significant resources to improving the business practices and associated controls relating to its FX operations. It has taken important steps to promote changes to culture and values across its business. The Authority recognises the work already undertaken by HSBC in this regard.

2.11. This Notice relates solely to HSBC’s conduct in its G10 spot FX trading business in London. It makes no criticism of any entities other than the firms engaged in misconduct as described in this Notice.

3. DEFINITIONS

3.1. The definitions below are used in this Final Notice.

“the Act” means the Financial Services and Markets Act 2000

“the Authority” means the body corporate previously known as the Financial Services Authority and renamed on 1 April 2013 as the Financial Conduct Authority

“the BoE” means the Bank of England

“the BIS survey” means the Bank for International Settlements (BIS) Triennial Central Bank Survey 2013

“CDSG” means the BoE’s Chief Dealers’ Sub-Group

“clients” means persons to whom a firm provides G10 spot FX voice trading services

“EURIBOR” means the Euro Interbank Offered Rate

“firms” means authorised persons as defined in section 31 of the Act

“FX” means foreign exchange

“G10 currencies” means the following currencies:

USD	US dollar
EUR	Euro
JPY	Japanese yen
GBP	British pound
CHF	Swiss franc
AUD	Australian dollar
NZD	New Zealand dollar
CAD	Canadian dollar
NOK	Norwegian krone
SEK	Swedish krona

“LIBOR” means the London Interbank Offered Rate

“the ACI Model Code” means the Model Code issued by the ACI – the Financial Markets Association, as applicable during the Relevant Period

“net client orders” has the meaning given to that term at paragraph

3.2 of Annex B to this Notice

“the NIPS Code” means the Non-Investment Products Code, as applicable during the Relevant Period

“the Principles” means the Authority’s Principles for Businesses

“Reuters” means the Reuters Dealing 3000, an electronic broking platform operated by Thomson Reuters

“the Relevant Period” means 1 January 2008 to 15 October 2013

“spot FX” has the meaning given to that term in paragraph 4.3 of this Notice

“the spot FX rate” means the current exchange rate at which a currency pair can be bought or sold

“the Tribunal” means the Upper Tribunal (Tax and Chancery Chamber)

“the UK financial system” means the financial system operating in the United Kingdom, including financial markets and exchanges, regulated activities and other activities connected with financial markets and exchanges

“4pm WM Reuters fix” or “WMR fix” is the exchange rate for various spot FX currency pairs determined by WM Reuters as at 4pm UK time

4.	FACTS AND MATTERS Relevant background The FX market
4.1.	The FX market, in which participants are able to buy, sell, exchange and speculate on currencies, is one of the largest financial markets in the world. Participants in the FX market include banks, commercial companies, central banks, investment management firms, hedge funds and retail investors.

4.2.	The most significant currencies traded in the FX market are G10 currencies in terms of turnover and their widespread use within global financial markets. According to the BIS survey, almost 75% of all global FX trading in April 2013 was conducted in G10 currency pairs, with a daily average turnover of almost USD4 trillion. The top currencies by daily volume of FX trading in April 2013 were US dollar, Euro, Japanese yen and British pound, with the largest turnover in EUR/USD, USD/JPY and GBP/USD currency pairs.

4.3.	The FX market includes transactions involving the exchange of currencies between two parties at an agreed rate for settlement on a spot date (usually two business days from the trade date) (“spot FX”). Benchmarks set in the spot FX market, especially in G10 currency pairs, are used throughout the world to establish the relative values of different currencies and are of crucial importance in worldwide financial markets. In particular, benchmarks such as the 4pm WM Reuters fix are used in the valuation and performance management of investment portfolios held by pension funds and asset managers both in the UK and globally. The rates established at these fixes are also used as reference rates in financial derivatives.

4.4.	A fuller description of the spot FX market and the background matters described below is set out in Annex B to this Notice.

The 4pm WM Reuters fix

4.5.	One of the most widely referenced spot FX benchmarks is the 4pm WM Reuters fix, which is used to determine benchmark rates for various currency pairs. For G10 currency pairs, this fix is based upon spot FX trading activity by market participants at or around 4pm (UK time).

Fix orders

4.6.	Prior to a fix, clients often place orders with a firm to buy or sell a specified volume of currency “at the fix rate”. This is a reference to the rate that will be determined at a forthcoming fix and the firm agrees to transact with clients at that rate.

4.7.	By agreeing to transact with clients at a fix rate that is yet to be determined, the firm is exposed to rate movements at the fix. A firm will typically buy or sell currency in order to manage this risk, for example by trading in the market or “netting off” (e.g. where a firm has a buying interest for the fix and trades with a market participant which has a selling interest for the fix).

4.8.	A firm with net client orders to buy currency at the fix rate will make a profit if the average rate at which the firm buys the currency in the market is lower than the fix rate at which it sells to its clients. Similarly, a firm with net client orders to sell currency at the fix rate will make a profit if the average rate at which it sells the currency in the market is higher than the fix rate at which it buys from its clients.

4.9.	A firm legitimately managing the risk arising from its net client orders at the fix rate may make a profit or a loss from its associated trading in the market. Such trading can, however, potentially influence the fix rate. For example, a firm buying a large volume of currency in the market just before or during the fix may cause the fix rate to move higher. This gives rise to a potential conflict of interest between a firm and its clients. It also creates a potential incentive for a firm to seek to manipulate the fix rate to its benefit and to the potential detriment of certain of its clients. For example, there is a risk that a firm with net client orders to buy a particular currency at the fix rate might deliberately trade in a manner designed to manipulate the fix rate higher. This trading could result in a profit for the firm as described above, but may result in certain clients paying a higher fix rate than they would otherwise have had to pay.

Fix Orders – The Bank of England

4.10. The Bank of England (“the BoE”) through its membership of the Chief Dealers’ Sub-Group (“CDSG”)2 was made aware during the Relevant Period of firms using electronic messaging services, such as chat rooms, to discuss their net orders ahead of fixes and the practice of netting off between them. For the avoidance of doubt, the Authority does not consider that the netting off of orders ahead of fixes is inappropriate in all circumstances. The Authority has concluded that the fact that netting off was discussed by the CDSG does not affect the liability of the firms. Each firm was responsible for ensuring that it had appropriate systems and controls to manage the risks associated with these practices. The BoE has conducted its own investigation into the role of its officials in relation to certain conduct issues in the FX market which is being published separately.3

Stop loss orders

4.11. Clients place stop loss orders with a firm to help manage their risk arising from movements in currency rates in the spot FX market. By accepting these orders, the firm agrees to transact with the client at or around a specified rate if the currency trades at that rate in the market. No binding agreement is made until the agreed rate has been “triggered” (i.e. when the currency trades at that rate in the market).

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2 The CDSG is a sub-group of the London Foreign Exchange Joint Standing Committee established under the auspices of the BoE. Its membership is drawn from a selection of chief dealers active in the London FX market and is chaired by a representative of the BoE.

3 The terms of reference of which are available at:

http://www.bankofengland.co.uk/publications/Pages/news/2014/052.aspx

4.12.  By agreeing to transact with a client at or around the specified rate, the firm is exposed to movements in the spot FX rate. A firm will typically buy or sell currency in the market in order to manage this risk. This trading can result in a profit or a loss for the firm. For example, a client’s stop loss order to buy currency can result in a profit for the firm if the average rate at which the firm buys the currency in the market is lower than the rate at which it sells the currency to the client pursuant to the stop loss order.

4.13.  A firm legitimately managing the risk arising from a client’s stop loss order may profit from the trading associated with its risk management. There is, however, a potential incentive for a firm to manipulate the spot FX rate in order to execute stop loss orders for the firm’s benefit and to the potential detriment of its client. For example, a firm with a client stop loss order to buy a particular currency might deliberately trade in a manner designed to manipulate the spot FX rate higher in order to trigger the client’s order at the specified rate. This could result in the firm making a profit as described above. The client could be disadvantaged, however, since the transaction may not have happened at that time or at all but for the firm’s actions.

Electronic messaging via chat rooms or similar

4.14.  It was common practice during most of the Relevant Period for G10 spot FX traders at firms to use electronic messaging services, such as chat rooms, to communicate with traders at other firms. Whilst such communications are not of themselves inappropriate, the frequent and significant flow of information between traders at different firms increases the potential risk of traders engaging in collusive activity and sharing, amongst other things, confidential information. It is therefore especially important that firms exercise appropriate control and monitoring of such communications.

Spot FX operations at HSBC

4.15.  HSBC is a wholly owned subsidiary of HSBC Holdings plc (“the HSBC group”). HSBC is a full service bank, headquartered in London, with operations in retail, wholesale and investment banking as well as other areas of the financial services sector.

4.16.  HSBC’s spot FX desk is part of the Global FX and Commodities business, a business line within Global Banking and Markets, one of HSBC group’s four global divisions. The HSBC group’s principal spot FX trading sites are London, New York and Hong Kong. According to the Euromoney4 FX Survey 2013, the HSBC group was listed in the top seven firms in terms of market share in global FX trading in spot and forwards.

4.17.  HSBC operates a ”three lines of defence” model to manage risk. The first line of defence includes management, front office and support functions that are responsible and accountable for its day-to-day activities, management of risks and controls to mitigate the risks of the business. The second line of defence includes the global functions such as Risk and Compliance and is responsible for providing assurance, challenge and oversight of the activities of the first line of defence. The third line of defence is Internal Audit which provides independent assurance over the first and second lines of defence.

The failures of systems and controls at HSBC

4.18.  In accordance with Principle 3, HSBC was under an obligation to identify, assess and manage appropriately the risks associated with its G10 spot FX trading business, given the potentially very significant impact of misconduct in that business on G10 fix benchmarks, the spot FX market generally and the wider UK financial system. HSBC failed to do so adequately during the Relevant Period in relation to risks associated with confidentiality, conflicts of interest and trading conduct in its G10 spot FX trading business in London.

4.19.  There are no detailed requirements for systems and controls concerning spot FX trading in the Authority’s Handbook. The importance of firms implementing effective systems and controls to manage risks associated with their spot FX businesses was nonetheless recognised within the market, as evidenced by a number of industry codes published from time to time from 1975 onwards.

4.20.  The codes applicable during the Relevant Period expressly recognised:

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4 Euromoney is an English-language monthly magazine focused on business and finance. First published in 1969, it covers global banking, macroeconomics and capital markets, including debt and equity.

(1)	That manipulative practices by firms constituted “unacceptable trading behaviour” in the FX market;[5]

(2)	The need for FX trading management to “prohibit the deliberate exploitation of electronic dealing systems to generate artificial price behaviour”;[6]

(3)	The need for firms to manage the conflict of interest between a firm handling client orders and trading for its own account so as to ensure that “customers’ interests are not exploited” and “the fair treatment of counterparties”;7

(4)	The importance of firms requiring standards that “strive for best execution for the customer” when managing client orders;[8] and

(5)	The fundamental importance of preserving the confidentiality of client information as “essential for the preservation of a reputable and efficient market place”.[9]

4.21.	The key provisions of these codes relevant to the matters in this Notice are reproduced in Annex C.

Failure adequately to identify, assess and manage risks in HSBC’s

G10 spot FX trading business

4.22.  HSBC failed to identify properly or take adequate steps to assess the risks described in this Notice associated with its G10 spot FX trading business, and to manage them effectively during the Relevant Period.

4.23. HSBC’s G10 spot FX trading business involved traders receiving confidential information regarding, amongst other things, the size and direction of its clients’ fix orders and the size, direction and level of other client orders, including stop loss orders. Whilst receipt and use of such information for risk management purposes can be legitimate, there is a risk that the information could be improperly used by those traders to trade for HSBC’s benefit and to the disadvantage of certain of its clients. If disclosed by HSBC to traders at other firms, it could also enable those traders improperly to take

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5 Paragraph 1 of Annex C

6 Paragraph 1 of Annex C

7 Paragraph 1 and 2.1 of Annex C

8 Paragraph 1 of Annex C

9 Paragraph 2.2 of Annex C

advantage of this information for their firms’ benefit and to the potential detriment of certain of HSBC’s clients, acting either alone or in collusion with G10 spot FX traders at HSBC. This gave rise to obvious risks in HSBC’s G10 spot FX trading business concerning conflicts of interest, confidentiality and trading conduct. These risks were exacerbated, prior to December 2012, by the widespread use by HSBC’s G10 spot FX traders of chat rooms to communicate with traders at other firms.

4.24.  Pursuant to its three lines of defence model, HSBC’s front office had primary responsibility for identifying, assessing and managing the risks associated with its G10 spot FX trading business. The front office failed adequately to discharge these responsibilities with regard to the risks described in this Notice. The right values and culture were not sufficiently embedded in HSBC’s G10 spot FX trading business, which resulted in it acting in HSBC’s own interests as described in this Notice, without proper regard for the interests of its clients, other market participants or the wider UK financial system. The lack of proper controls by HSBC over the activities of its G10 spot FX traders meant that misconduct went undetected for a number of years. Certain of those responsible for managing front office matters were aware of and/or at times involved in the misconduct.

4.25.  Whilst HSBC had policies in place regarding risks of the type described in this Notice, they were high-level in nature and applied generally across a number of HSBC’s business divisions. For example, HSBC’s FX Desk Instruction Manuals did not adequately address the behaviours described in this Notice, but generally referred readers back to the broader cross-divisional policies referred to above. In addition, HSBC had policies in place regarding the use of electronic communications, but they were not sufficiently specific to the use of chat rooms during the Relevant Period.

4.26.  HSBC failed to take adequate steps to ensure that general policies concerning confidentiality, conflicts of interest and trading conduct were effectively implemented in its G10 spot FX trading business. There was insufficient training and guidance on how these policies should be applied specifically to that business. They contained few practical examples about their application and inadequate guidance on what amounted to unacceptable behaviour by G10 spot FX traders. HSBC did take steps to enhance the training it delivered regarding the appropriate content of electronic communications. However, the absence of adequate training and guidance about the application of HSBC’s general policies to its G10 spot FX trading business increased the risk that misconduct would occur.

4.27.  HSBC’s day-to-day oversight of its G10 spot FX traders’ conduct was insufficient. There was no formal front office supervision by HSBC of those traders’ conduct and use of chat rooms or similar communications during the Relevant Period. None of the systems and controls in HSBC’s FX business were adequate to detect and prevent the behaviours described in this Notice.

4.28.  HSBC’s second and third lines of defence failed to challenge effectively the management of these risks by HSBC’s front office. From February 2011, HSBC introduced regular monitoring of chat rooms, but it failed to detect the behaviours described in this Notice. From December 2012, HSBC verbally banned traders from using multi-bank chat rooms.

4.29.  HSBC had certain G10 spot FX trade monitoring in place in London during the Relevant Period, which was not designed to identify the trading behaviours described in this Notice.

4.30. For the reasons set out above, despite certain significant improvements made to HSBC’s controls relating to its G10 spot FX trading business, HSBC nonetheless failed during the Relevant Period to address or manage sufficiently the risks in that business. These failings were especially serious given that:

(1)	Certain of those responsible for managing front office matters were aware of and/or at times involved in behaviours described in this Notice.

(2)	HSBC was aware during the Relevant Period of misconduct associated with LIBOR / EURIBOR. The Authority published a Final Notice against another firm in relation to LIBOR / EURIBOR in June 2012. This, and other similar Notices published subsequently, highlighted, amongst other things, significant failings in the management and control of traders’ activities by other firms’ front office businesses. These included failing to address or adequately control conflicts of interest around benchmarks, inappropriate communications and other misconduct involving collusion between traders at different firms aimed at inappropriately influencing LIBOR / EURIBOR. The control failings at these other firms had led to a poor culture in the front office lacking appropriate ethical standards and resulted in an ineffective first line of defence. They allowed trader misconduct around LIBOR / EURIBOR at these other firms to occur undetected over a number of years.

(3)	Following publication of the Authority’s Final Notice in June 2012, HSBC took a number of steps to assess whether similar issues could arise for HSBC in relation to benchmarks in different parts of its business. HSBC initiated a wide ranging review and remediation programme. This programme prioritised the review and enhancement of governance and controls around submission-based benchmarks. This included improvements to policies and procedures and associated training for staff. In April 2013 HSBC established a global FX Benchmark Rate Steering Committee specifically to consider and assess the risks associated with FX submission-based and then transaction-based benchmarks.

(4)	Despite these improvements, HSBC failed to address fully in its G10 spot FX trading business the root causes that gave rise to failings described in this Notice. For example, the risks around conflicts of interest in that business were not addressed by HSBC. As a result, HSBC did not appropriately mitigate the risks of potential trader misconduct in its G10 spot FX trading business.

(5)	In February 2008 and September 2009 Compliance identified instances of inappropriate internal disclosure of client confidential information regarding FX transactions by its FX sales and trading staff. Whilst the G10 spot FX traders were reminded of their duties regarding client confidentiality in response to the 2008 incident, HSBC failed adequately to consider the risks associated with confidentiality in its UK G10 spot FX business.

Inappropriate trading behaviour and misuse of confidential information

4.31.  HSBC’s failure to identify, assess and manage appropriately the risks in its G10 spot FX trading business allowed the following behaviours to occur in that business:

(1)	Attempts to manipulate the WMR fix rate, alone or in collusion with traders at other firms, for HSBC’s own benefit and to the potential detriment of certain of its clients and/or other market participants;

(2)	Attempts to trigger clients’ stop loss orders for HSBC’s own benefit and to the potential detriment of those clients and/or other market participants; and

(3)	Inappropriate sharing of confidential information with traders at other firms, including specific client identities and, as part of (1) and (2) above, information about clients’ orders.

4.32.  These behaviours were typically facilitated by means of G10 spot FX traders at different firms communicating via electronic messaging services (including chat rooms). These traders formed close, tight- knit groups or one-to-one relationships based upon mutual benefit and often with a focus on particular currency pairs. Entry into some of these groups or relationships and the chat rooms used by them was closely controlled by the participants. One HSBC trader referred to the fact that in larger chat rooms “people choke up, sacred [scared] to give info”. Certain groups described themselves or were described by others using phrases such as “A-team” or similar.

4.33.  The value of the information exchanged between the traders and the importance of keeping it confidential between recipients was clear to participants. An HSBC trader within one group complained in a chat room about another trader in the group not disclosing a large net order to him in advance of a fix: “u are uselees [useless] … how can I make free money with no fcking heads up”.

Attempts to manipulate the fix

4.34.  During its investigation, the Authority identified examples within HSBC’s G10 spot FX trading business of attempts to manipulate fix rates alone or in collusion with other firms in the manner described in this Notice.

4.35.  The traders involved disclosed and received confidential information to and from traders at other firms regarding the size and direction of their firms’ net orders at a forthcoming fix. The disclosures provided these traders with more information than they would otherwise have had about other firms’ client order flows and thus the likely direction of the fix.

4.36. These traders used this information to determine their trading strategies and depending on the circumstances to attempt to manipulate the fix in the desired direction. They did this by undertaking a number of actions, typically including one or more of the following (which would depend on the information disclosed and the traders involved):

(1)    Traders in a chat room with net orders in the opposite direction to the desired movement at the fix sought before the fix to transact or “net off” their orders with third parties outside the chat room, rather than with other traders in the chat room. This maintained the volume of orders in the desired direction held by traders in the chat room and avoided orders being transacted in the opposite direction at the fix. Traders within the market have referred to this process as “leaving you with the ammo” or similar.

(2)     Traders in a chat room with net orders in the same direction as the desired rate movement at the fix sought before the fix to do one or more of the following:

(a)   Net off these orders with third parties outside the chat room, thereby reducing the volume of orders held by third parties that might otherwise be transacted at the fix in the opposite direction. Traders within the market have referred to this process as “taking out the filth” or “clearing the decks” or similar;

(b)   Transfer these orders to a single trader in the chat room, thereby consolidating these orders in the hands of one trader. This potentially increased the likelihood of successfully manipulating the fix rate since that trader could exercise greater control over his trading strategy during the fix than a number of traders acting separately. Traders within the market have referred to this as “giving you the ammo” or similar; and/or

(c)   Transact with third parties outside the chat room in order to increase the volume of orders held by them in the desired direction. This potentially increased the influence of the trader(s) at the fix by allowing them to control a larger proportion of the overall volume traded at the fix than they would otherwise have and/or to adopt particular trading strategies, such as trading a large volume of a currency pair aggressively. This process was known as “building”.

(3)	Traders increased the volume traded by them at the fix in the desired direction in excess of the volume necessary to manage the risk associated with the firms’ net buy or sell orders at the fix. Traders within the market have referred to this process as “overbuying” or “overselling”.

4.37.  The effect of these actions was to increase the influence that those traders had with regard to the forthcoming fix and therefore the likelihood of them being able to manipulate the rate in the desired direction. The trader(s) concerned then traded in an attempt to move the fix rate in the desired direction.

Example of HSBC’s attempts to manipulate the fix

4.38.  An example of HSBC’s involvement in this behaviour occurred on one day within the Relevant Period when HSBC attempted to manipulate the WMR fix in the GBP/USD currency pair. On this day, HSBC had net client sell orders at the fix which meant that it would benefit if it was able to move the WMR fix rate lower.10 The chances of successfully manipulating the fix rate in this manner would be improved if HSBC and other firms adopted trading strategies based upon the information they shared with each other about their net orders.

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10 HSBC would profit if the average rate at which it sold GBP/USD in the market was higher than the fix rate at which it bought GBP/USD.

4.39.  In the period between 2:50pm and 3:44pm on this day, traders at four different firms (including HSBC) inappropriately disclosed to each other via chat rooms details of their net orders in respect of the forthcoming 4pm WMR fix in order to determine their trading strategies. The other three firms are referred to in this Final Notice as Firms A, B and C, as well as two other firms as Firms D and E. HSBC participated in a series of actions described below in an attempt to manipulate the fix rate lower.

(1)	At 2:50pm, Firm A disclosed in a chat room (including to HSBC) that it had net sell orders for more than GBP100 million at the fix. At 3:25pm, Firm A indicated that the orders were for approximately GBP130 million.

(2)	At 3:25pm, HSBC disclosed to Firm A in a one-to-one chat that it had net client sell orders for GBP400 million at the fix. Since HSBC and Firm A each needed to sell GBP at the fix each would profit to the extent that the fix rate at which it bought GBP was lower than the average rate at which it sold GBP in the market.

(3)	Firm A informed HSBC that it now had net sell orders of GBP150 million at the fix. HSBC responded by saying “lets go”,[11] to which Firm A replied “yeah baby”. The Authority considers these statements to refer to the possibility of HSBC and Firm A co-ordinating their actions in an attempt to manipulate the fix rate downwards.

(4)	At 3:28pm in a chat room which included HSBC, Firm A expressed the hope that other traders would also have sell orders at the fix (“hopefulyl a fe wmore get same way and we can team whack it”). At 3:36pm, Firm B, which was a participant in the chat room, confirmed to the other traders that he now also had net sell orders for GBP40 million at the fix.
(5)	At 3:28pm, HSBC informed Firm C via a one-to-one chat room that he had net client sell orders of around GBP300 million at the fix and asked the trader to do some “digging” to see if anyone else had orders in the same direction at the fix. Firm C replied at 3:34pm and disclosed to HSBC that it now also had net sell orders of GBP83 million at the fix.

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11 The quotes used in this Notice reproduce the exact typography of the traders.

(6)	At 3:36pm, Firm D asked Firm A in a chat room (which included HSBC), for an update on its net sell orders. Firm A disclosed that it had now increased to GBP170 million. Firm D noted that it did not have any fix orders at that time, but commented that he expected Firm A to “bash the fck out of it”.

(7)	At 3:38pm, HSBC commented simultaneously into chat rooms in which Firms A, C and D participated that it had net client sell orders at the fix for GBP in a “good amount”.

(8)	At 3:42pm, in a one-to-one chat Firm A warned HSBC that another firm which was not a participant in the chat room (Firm E) was “buidling” in the opposite direction to them and would be buying at the fix.

(9)	At 3:43pm, Firm A updated HSBC by indicating that it had netted some of its sell order off with Firm E and “taken him out… so shud have giot rid of main buyer for u…im stilla seller of 90… gives us a chance”. The Authority considers that this refers to Firm A’s belief that Firm E would no longer be transacting its orders in the opposite direction at the fix. It also confirmed that Firm A still held net sell orders for GBP90 million to trade at the fix and could still participate in the co- ordinated behaviour. This is an example of Firm A “clearing the decks”.

4.40.	In the period from 3:32pm to 4:01pm, HSBC sold GBP381 million on Reuters and other trading platforms. Approximately GBP70 million (or18%) of this volume was sold by HSBC in advance of the 60 second fix window around 4pm. During the period from 3:32pm to the start of the fix window, the GBP/USD rate fell from 1.6044 to 1.6009. These early trades were designed to take advantage of the expected downwards movement in the fix rate following the discussions within the chat rooms described above.

4.41.   In the first five seconds of the fix window, HSBC entered a further nine offers to sell GBP101 million. During the first five seconds, the bid rate fell from 1.6009 to 1.6000. HSBC continued to enter offers throughout the remainder of the fix window and the bid rate fluctuated between 1.6000 and 1.6005.

4.42.  HSBC sold GBP311 million during the fix window on Reuters and other trading platforms. The amount it sold on Reuters accounted for 51% of the volume sold in the GBP/USD currency pair on the Reuters platform during the fix window. Cumulatively HSBC and Firms A to C accounted for 63% of selling during the fix window. Subsequently, WM Reuters published the 4pm fix rate for GBP/USD at 1.6003.

4.43.  The information disclosed between HSBC and Firms A, B and C, regarding their order flows was used to determine their trading strategies. The consequent trading by HSBC during the fix window was designed to decrease the WMR fix rate to HSBC’s benefit. HSBC’s trading in GBP/USD in this example generated a profit of approximately USD162,000.

4.44.  Subsequent to the fix, traders in the chat rooms congratulated one another by saying: “nice work gents…I don my hat”, “Hooray nice team work”, “bravo…cudnt been better” and “have that my son…v nice mate” and “dont mess with our ccy [currency]”. One of the traders commented “there you go … go early, move it, hold it, push it”. HSBC stated “loved that mate… worked lovely… pity we couldn’t get it below the 00”12 and “we need a few more of those for me to get back on track this month”.

Attempts to trigger client stop loss orders

4.45.  During its investigation, the Authority identified instances within HSBC’s G10 spot FX trading business of attempts to trigger client stop loss orders. These attempts involved inappropriate disclosures to traders at other firms concerning details of the size, direction and level of client stop loss orders. The traders involved would trade in a manner aimed at manipulating the spot FX rate, such that the stop loss order was triggered. HSBC would potentially profit from this activity because if successful it would, for example, have sold the particular currency to its client pursuant to the stop loss order at a higher rate than it had bought that currency in the market.

________________

12 The FCA considers that “00” is a reference to the rate of GBP/USD i.e.1.6000.

4.46. This behaviour was reflected in language used by G10 spot FX traders at HSBC in chat rooms. For example, an HSBC trader in a chat room referred to “going to go for broke at this stop… it is either going to end in massive glory or tears”. On another occasion, the same trader refers in a chat room to the fact he is “just about to slam some stops”. When asked by a colleague whether a particular client’s stop loss orders were “a pain for you guys”, another HSBC trader replied “nah love them … free money” and “we love the orders … always make money on them”.

Inappropriate sharing of confidential information

4.47. The attempts to manipulate the WMR fix and trigger client stop loss orders described in this Notice involved inappropriate disclosures of client order flows at fixes and details of client stop loss orders.

4.48. There are also examples in HSBC’s G10 spot FX trading business of disclosures of specific client identities to traders at other firms during the Relevant Period. These examples involved traders within that business using informal and sometimes derogatory code words to communicate details of clients’ activities without mentioning the clients by name. Disclosing these details gave traders at other firms notice of the activity of HSBC’s clients. This gave those traders more information about those clients’ activities than they would otherwise have had. The clients identified were typically significant market participants, such as central banks, large corporates, pension funds or hedge funds, whose trading activity was potentially influential in the market. When these disclosures were made while the client’s activity was ongoing, there was significant potential for client detriment.

5. FAILINGS

5.1.	The regulatory provisions relevant to this Final Notice are referred to in Annex A.

5.2.	For the reasons set out at paragraphs 4.18 to 4.48 in this Notice, HSBC breached Principle 3 by failing to take reasonable care to organise and control its affairs properly and effectively in relation to its G10 spot FX trading business.

6. SANCTION

6.1.	The Authority’s policy for imposing a financial penalty is set out in Chapter 6 of the Authority’s Decision Procedure and Penalties Manual (“DEPP”). In determining the financial penalty, the Authority has had regard to this guidance.

6.2.	Changes to DEPP were introduced on 6 March 2010. Given that HSBC’s breach occurred both before and after that date, the Authority has had regard to the provisions of DEPP in force before and after that date.

6.3.	The application of the Authority’s penalty policy is set out in Annex D to this Notice in relation to:

(1) HSBC’s breach of Principle 3 prior to 6 March 2010; and

(2) HSBC’s breach of Principle 3 on or after 6 March 2010.

6.4.	In determining the financial penalty to be attributed to HSBC’s breach prior to and on or after 6 March 2010, the Authority has had particular regard to the following matters as applicable during each period:

(1)	The need for credible deterrence;

(2)	The nature, seriousness and impact of the breach;

(3)	The failure of HSBC to respond adequately during the Relevant Period in its G10 spot FX trading business to misconduct identified in well-publicised enforcement actions against other firms relating to LIBOR / EURIBOR from June 2012 onwards;

(4)	The previous disciplinary record and general compliance history of HSBC; and

(5)	Any applicable settlement discount for agreeing to settle at an early stage of the Authority’s investigation.

6.5.	The Authority therefore imposes a total financial penalty of £216,363,000 on HSBC comprising:

(1)	A penalty of £47,775,000 relating to HSBC’s breach of Principle 3 under the old penalty regime; and

(2)	A penalty of £168,588,000 relating to HSBC’s breach of Principle 3 under the current penalty regime.

7.	PROCEDURAL MATTERS Decision maker

7.1.	The decision which gave rise to the obligation to give this Notice was made by the Settlement Decision Makers.

7.2.	This Final Notice is given under, and in accordance with, section 390 of the Act.

Manner of and time for Payment

7.3.	The financial penalty must be paid in full by HSBC to the Authority by no later than 25 November 2014, 14 days from the date of the Final Notice.

If the financial penalty is not paid

7.4.	If all or any of the financial penalty is outstanding on 26 November 2014, the Authority may recover the outstanding amount as a debt owed by HSBC and due to the Authority..

Publicity

7.5.	Sections 391(4), 391(6) and 391(7) of the Act apply to the publication of information about the matter to which this notice relates. Under those provisions, the Authority must publish such information about the matter to which this notice relates as the Authority considers appropriate. The information may be published in such manner as the Authority considers appropriate. However, the Authority may not publish information if such publication would, in the opinion of the Authority, be unfair to you or prejudicial to the interests of consumers or detrimental to the stability of the UK financial system.

Authority contacts

7.6.	For more information concerning this matter generally, contact Karen Oliver at the Authority (direct line: 020 7066 1316) or Clare McMullen (direct line: 020 7066 3652).

Therese Chambers

Project Sponsor

Financial Conduct Authority

Enforcement and Financial Crime Division

ANNEX A

RELEVANT STATUTORY AND REGULATORY PROVISIONS

1. RELEVANT STATUTORY PROVISIONS

1.1.    The Authority’s statutory objectives, set out in section 1B(3) of the

Act, include the integrity objective.

1.2.     Section 206(1) of the Act provides:

“If the Authority considers that an authorised person has contravened a requirement imposed on him by or under this Act… it may impose on him a penalty, in respect of the contravention, of such amount as it considers appropriate."

2.	RELEVANT REGULATORY PROVISIONS Principles for Businesses
2.1.	The Principles are a general statement of the fundamental obligations of firms under the regulatory system and are set out in the Authority’s Handbook. They derive their authority from the Authority’s rule-making powers set out in the Act. The relevant Principle and associated Rules are as follows:

(1)	Principle 3 provides that a firm must take reasonable care to organise and control its affairs responsibly and effectively, with adequate risk management systems; and

(2)	PRIN3.2.3R provides that, amongst other things, Principle 3 will apply with respect to the carrying on of unregulated activities in a prudential context. PRIN3.3.1R provides that this applies with respect to activities wherever they are carried on.

DEPP

2.2.	Chapter 6 of DEPP, which forms part of the Authority’s Handbook, sets out the Authority’s statement of policy with respect to the imposition and amount of financial penalties under the Act.

The Enforcement Guide

2.3.	The Enforcement Guide sets out the Authority’s approach to exercising its main enforcement powers under the Act.

2.4.	Chapter 7 of the Enforcement Guide sets out the Authority’s approach to exercising its power to impose a financial penalty.

ANNEX B

BACKGROUND INFORMATION TO THE SPOT FX MARKET

1. SPOT FX TRANSACTIONS

1.1.	A “spot FX” transaction is an agreement between two parties to buy or sell one currency against another currency at an agreed price for settlement on a “spot date” (usually two business days from the trade date).

1.2.	Spot FX transactions can be direct (executed between two parties directly), via electronic broking platforms which operate automated order matching systems or other electronic trading systems, or through a voice broker. In practice much of the trading between firms in the spot FX market takes place on electronic broking platforms such as Reuters.

2. THE 4PM WM REUTERS FIX

2.1.	WM Reuters publishes a series of rates for various currency pairs at different times in the day, including at 4pm UK time in particular. This rate (the “4pm WM Reuters fix”) has become a de facto standard for the closing spot rate in those currency pairs. For certain currency pairs, the 4pm WM Reuters fix is calculated by reference to trading activity on a particular electronic broking platform during a one minute window (or “fix period”) 30 seconds before and 30 seconds after 4pm.[13] The 4pm WM Reuters fix rates are then published to the market shortly thereafter.

2.2.	Rates established at this fix are used across the UK and global financial markets by various market participants, including banks, asset managers, pension funds and corporations. These rates are a key reference point for valuing different currencies. They are used in the valuation of foreign currency denominated assets and liabilities, the valuation and performance of investment portfolios, the compilation of equity and bond indices and in contracts of different kinds, including the settlement of financial derivatives.

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13 The methodology used by WM Reuters to calculate its rates is set out in the attached link:

http://www.wmcompany.com/pdfs/WMReutersMethodology.pdf

3. FIX ORDERS

3.1.	A firm may receive and accept multiple client orders to buy or sell a particular currency pair for a particular fix on any given day. The firm agrees to transact with the client at the forthcoming fix rate. In practice, opposing client orders are effectively “netted” out by the firm insofar as possible[14] and traders at the firm will be responsible for managing any residual risk associated with the client orders. They may seek to manage this risk by going into the market and buying or selling an equivalent amount of the relevant currency to match the residual risk.

3.2.	At its most straightforward, for example, on any given day a firm might receive client orders to buy EUR/USD[15] 500 million at the fix rate and client orders to sell EUR/USD 300 million at the fix rate. In this example, the firm would agree to transact all these orders at the fix rate and would net out the opposing orders for EUR/USD 300 million. The traders at the firm may buy EUR/USD 200 million in the market to manage the residual risk associated with the client orders. This net amount is referred to in this Notice as the firm’s “net client orders” at the fix.

3.3.	A firm does not charge commission on its trading or act as an agent, but transacts with the client as a principal. A firm in this situation is exposed to rate movements at the fix. A firm can make a profit or loss from clients’ fix orders in the following ways:

(1)	A firm with net client orders to buy a currency for a forthcoming fix will make a profit if the fix rate (i.e. the rate at which it has agreed to sell a quantity of the currency pair to its client) is higher than the average rate at which the firm buys the same quantity of that currency pair in the market. Conversely, the firm will make a loss if the fix rate is lower than the average rate at which the firm buys the same quantity of that currency pair in the market.

____________________________________

14 This can be done by “netting off” opposing orders in the same currency pairs or by splitting the order between its constituent currencies and “netting off” against orders relating to other currency pairs.

15 The first currency of a currency pair (e.g. EUR in the above example) is called the “base” currency. The second currency is called the “quote” currency (e.g. USD in the above example). An order to buy a currency pair is an order to buy the base currency (e.g. EUR) using the quote currency (e.g. USD) as consideration for the transaction. An order to sell a currency pair is an order to sell the base currency and to receive the quote currency.

(2)	A firm with net client orders to sell a currency for a forthcoming fix will make a profit if the fix rate (i.e. the rate at which it has agreed to buy a quantity of the currency pair from its client) is lower than the average rate at which the firm sells the same quantity of that currency pair in the market. A loss will be made by the firm if the fix rate is higher than the average rate at which the firm sells the same quantity of that currency in the market.

3.4.	A firm legitimately managing the risk arising from its net client orders at the fix rate may make a profit or a loss from its associated trading in the market. Such trading can potentially influence the fix rate. For example, a firm buying a large volume of currency in the market just before or during the fix may cause the fix rate to move higher. This gives rise to a potential conflict of interest between a firm and its clients.

3.5.	It also creates a potential incentive for a firm to seek to attempt to manipulate the fix rate in the direction that will result in a profit for the firm. For example, a firm with net client buy orders for the forthcoming fix can make a profit if it trades in a way that moves the fix rate higher such that the rate at which it has agreed to sell a quantity of the currency pair to its client is higher than the average rate at which it buys that quantity of the currency pair in the market. Similarly, a firm can profit from net client sell orders if it moves the fix rate lower such that the rate at which it has agreed to buy a quantity of the currency pair from its client is lower than the average rate at which it sells that quantity of the currency pair in the market.

4. STOP LOSS ORDERS

4.1.	Clients will place stop loss orders with a firm to help manage their risk arising from movements in the spot FX market. For example, in circumstances where a client has bought EUR/USD he may place a stop loss order with a firm to sell EUR/USD at or around a specified rate below that of his original purchase. By accepting the order, the firm agrees to transact with the client at or around a specified rate if the currency trades at that rate in the market. No binding agreement is made until the agreed rate has been “triggered” (i.e. when the currency trades at that rate in the market).

4.2.	A stop loss order has the effect of managing the client’s risk and limiting the crystallised loss associated with a currency position taken by him should the market rate move against him. The size of the stop loss order and the rate at which it is placed will depend on the risk appetite of the client. Spot FX traders at the firm will typically be responsible for managing the order for the client and managing the risk associated with the order from the firm’s perspective.

4.3.	A firm can potentially make a profit or loss from transacting a client’s stop loss order in a similar way to that described at paragraph 3.3 above:

(1)	A client’s stop loss order to buy a currency pair is triggered by the rate moving above a certain specified level. A firm will make a profit (loss) if it purchases a quantity of the currency pair in the market at a lower (higher) average rate than that at which it subsequently sells that quantity of the currency pair to its client when the stop loss order is executed.

(2)	A client’s stop loss order to sell a currency is triggered by the rate moving below a certain specified level. A firm will make a profit (loss) if it sells a quantity of the currency pair in the market at a higher (lower) average rate than that at which it subsequently buys that quantity of the currency pair from its client when the stop loss order is executed.

4.4.	Similar to fix orders, a firm legitimately managing the risk arising from a client’s stop loss order may make a profit or loss from trading associated with its risk management. Such a scenario can also, however, provide a potential incentive for a firm to attempt to manipulate the rate for a currency pair prevailing in the market to, or through, a level where the stop loss order is triggered. For example, a firm will profit from a client’s stop loss order to buy a currency pair if the firm purchases a quantity of that currency pair and then trades in a manner that moves the prevailing rate for a currency pair at or above the level of the stop loss. This would result in the rate at which the firm sells the currency pair to the client as a result of the execution of the stop loss being higher than the average rate at which it has purchased that quantity of the currency pair in the market.

5. ELECTRONIC MESSAGING VIA CHAT ROOMS OR SIMILAR

5.1.	The use of electronic messaging was common practice by traders in the spot FX market during the Relevant Period.

5.2.	A “persistent” chat room allows participants to have ongoing discussions with other participants from different firms and in different time zones for extended timeframes. Participants can communicate via electronic messaging over a period of multiple days, weeks or months. There can be multiple participants in a particular persistent chat and once invited an individual will be able to view a continuous record of the entire discussion thread and participate from then on.

ANNEX C

RELEVANT CODES OF CONDUCT

1.	On 22 February 2001, a number of leading intermediaries, including HSBC, issued a statement setting out a new set of “good practice guidelines” in relation to foreign exchange trading (the “2001 statement”). The guidelines specified that:

“The handling of customer orders requires standards that strive for best execution for the customer in accordance with such orders subject to market conditions. In particular, caution should be taken so that customers’ interests are not exploited when financial intermediaries trade for their own accounts… Manipulative practices by banks with each other or with clients constitute unacceptable trading behaviour.”16

The 2001 statement continues, “Foreign exchange trading management should prohibit the deliberate exploitation of electronic dealing systems to generate artificial price behaviour.”17

2.       The NIPS Code provided the following relevant guidance:

2.1.	In relation to conflicts of interest, “All firms should identify any potential or actual conflicts of interest that might arise when undertaking wholesale market transactions, and take measures either to eliminate these conflicts or control them so as to ensure the fair treatment of counterparties.”[18]

2.2.	In relation to maintaining the confidentiality of information it states that “Confidentiality is essential for the preservation of a reputable and efficient market place. Principals and brokers share equal responsibility for maintaining confidentiality”.[19]

2.3.	It continues “Principals or brokers should not, without explicit permission, disclose or discuss or apply pressure on others to

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16 Annex 2 to the NIPS Code, November 2011. Original statement issued 22 February 2001 by

16 leading intermediaries in the FX market. Also Annex 2 to the NIPS Code December 2007 and

NIPS Code April 2009.

17 Ibid.

18 Paragraph 5, Part II, NIPS Code, December 2007; and paragraph 6, Chapter II, NIPS Code, April 2009 and November 2011.

19 Paragraph 16, Part III, NIPS Code, December 2007; and paragraph 15, Chapter III, NIPS Code, April 2009 and November 2011.

disclose or discuss, any information relating to specific deals which have been transacted, or are in the process of being arranged, except to or with the parties directly involved (and, if necessary, their advisers) or where this is required by law or to comply with the requirements of a supervisory body. All relevant personnel should be made aware of, and observe, this fundamental principle.”20

3.	The ACI Model Code provides the following relevant guidance:

3.1.	In relation to confidentiality it provides that firms must have clearly documented policies and procedures in place and strong systems and controls to manage confidential information within the dealing environment and other areas of the firm which may obtain such information. It also stipulates that any breaches in relation to confidentiality should be investigated immediately according to a properly documented procedure.[21]

3.2.	In relation to confidential information it provides that “Dealers and sales staff should not, with intent or through negligence, profit or seek to profit from confidential information, nor assist anyone with such information to make a profit for their firm or clients”. It goes on to clarify that dealers should refrain from trading against confidential information and never reveal such information outside their firms and that employees have a duty to familiarise themselves with the requirements of the relevant legislation and regulations governing insider dealing and market abuse in their jurisdiction.[22]

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20 Paragraph 16, Part III, NIPS Code, December 2007; and paragraph 15, Chapter III, NIPS Code, April 2009 and November 2011.

21 Paragraphs 9 and 6, Chapter II, ACI Model Code, April 2009; paragraph 10, ACI Model Code, September 2012; paragraph 10.1 ACI Model Code, January 2013.

22 Paragraph 9, Chapter II, ACI Model Code, April 2009; paragraph 10(b), ACI Model Code, September 2012; and paragraph 10.2, ACI Model Code, January 2013.

ANNEX D
PENALTY ANALYSIS

1.	The Authority’s policy for imposing a financial penalty is set out in Chapter 6 of the Authority’s Decision Procedure and Penalties Manual (“DEPP”). In determining the financial penalty, the Authority has had regard to this guidance.

2.	Changes to DEPP were introduced on 6 March 2010. Given that HSBC’s breach occurred both before and after that date, the Authority has had regard to the provisions of DEPP in force before and after that date.

3.	The application of the Authority’s penalty policy is set out below in relation to:

3.1	HSBC’s breach of Principle 3 prior to 6 March 2010; and

3.2.	HSBC’s breach of Principle 3 on or after 6 March 2010.

4.	BREACH OF PRINCIPLE 3 PRIOR TO 6 MARCH 2010

4.1.	In determining the financial penalty to be attributed to HSBC’s breach prior to 6 March 2010, the Authority has had particular regard to the following:

Deterrence – DEPP 6.5.2G(1)

4.2.	The principal purpose of a financial penalty is to promote high standards of regulatory conduct by deterring firms who have breached regulatory requirements from committing further contraventions, helping to deter other firms from committing contraventions and demonstrating generally to firms the benefits of compliant behaviour. The Authority considers that the need for deterrence means that a very significant financial penalty against HSBC is appropriate.

The nature, seriousness and impact of the breach – DEPP 6.5.2G(2)

4.3.	HSBC’s breach was extremely serious. The failings in HSBC’s procedures, systems and controls in its G10 spot FX trading business occurred over a period of more than two years prior to 6 March 2010. They allowed the behaviours described in this Notice to occur during this period, including inappropriate disclosures of confidential information and attempts to manipulate the 4pm WM Reuters fix and to trigger client stop loss orders. In addition, certain of those responsible for managing front office matters were aware of and at times involved in behaviours described in this Notice in the period from 1 January 2008 to 5 March 2010. HSBC’s breach undermines confidence not only in the spot FX market, but also in the wider UK financial system.

The size and financial resources of the Firm – DEPP 6.5.2G(5)

4.4.	HSBC is one of the biggest, most sophisticated and well-resourced financial services institutions in the UK. Serious breaches committed by such a firm warrant a significant penalty.

Disciplinary record and compliance history – DEPP 6.5.2G(9)

4.5.	The Authority has taken into account the fact that on 17 July 2009, three subsidiaries of the HSBC Group received the following fines for breaches of Principle 3 for failing to take reasonable care to establish and maintain effective systems and controls to manage the risks relating to data security:

(1)	HSBC Life (UK) Limited was fined £1.6 million;

(2)	HSBC Actuaries and Consultants Limited was fined £875,000; and

(3)	HSBC Insurance Brokers Limited was fined £700,000.

Other action taken by the Authority – DEPP 6.5.2G(10)

4.6.	In determining whether and what financial penalty to impose on HSBC in respect of its breach of Principle 3, the Authority has taken into account action taken by the Authority in relation to comparable breaches.

4.7.	The Authority considers that HSBC’s breach of Principle 3 in the period prior to 6 March 2010 merits a significant financial penalty of £68,250,000 before settlement discount.

4.8.	HSBC agreed to settle at an early stage of the Authority’s investigation. HSBC therefore qualified for a 30% (Stage 1) discount under the Authority’s executive settlement procedures. The financial penalty for HSBC’s breach of Principle 3 in the period prior to 6 March 2010 is therefore £47,775,000.

5.	BREACH OF PRINCIPLE 3 ON OR AFTER 6 MARCH 2010

5.1.	In respect of any breach occurring on or after 6 March 2010, the Authority applies a five-step framework to determine the appropriate level of financial penalty. DEPP 6.5A sets out the details of the five- step framework that applies in respect of financial penalties imposed on firms.

Step 1: Disgorgement

5.2.	At Step 1 the Authority seeks to deprive a firm of the financial benefit derived directly from the breach where it is practicable to quantify this (DEPP 6.5A.1G). The Authority considers that it is not practicable to quantify the financial benefit that HSBC may have derived directly from its breach.

5.3.	Step 1 is therefore £0.

Step 2: The seriousness of the breach

5.4.	At Step 2 the Authority determines a figure that reflects the seriousness of the breach (DEPP 6.5A.2G). Where the amount of revenue generated by a firm from a particular product line or business area is indicative of the harm or potential harm that its breach may cause, that figure will be based on a percentage of the firm’s revenue from the relevant products or business area.

5.5.	The Authority considers revenue to be an indicator of the harm or potential harm caused by the breach. The Authority has therefore determined a figure based on a percentage of HSBC’s relevant revenue. The Authority considers that the relevant revenue for the period from 6 March 2010 to 15 October 2013 is £66,000,000.

5.6.	In deciding on the percentage of the relevant revenue that forms the basis of the Step 2 figure, the Authority considers the seriousness of the breach and chooses a percentage between 0% and 20%. This range is divided into five fixed levels which represent, on a sliding scale, the seriousness of the breach; the more serious the breach, the higher the level. For penalties imposed on firms there are the following five levels:

Level 1 – 0%

Level 2 – 5%

Level 3 – 10%

Level 4 – 15%

Level 5 – 20%

5.7.	In assessing the seriousness level, the Authority takes into account various factors which reflect the impact and nature of the breach, and whether it was committed deliberately or recklessly. The Authority considers that the following factors are relevant:

Impact of the breach

(1)	The breach potentially had a very serious and adverse effect on markets, having regard to whether the orderliness of or confidence in the markets in question had been damaged or put at risk. This is due to the fundamental importance of spot FX benchmarks and intra-day rates for G10 currencies, their widespread use by market participants and the consequent negative impact on confidence in the spot FX market and the wider UK financial system arising from misconduct in relation to them;

Nature of the breach

(2)	There were serious and systemic weaknesses in HSBC’s procedures, systems and controls in its G10 spot FX trading business over a number of years;

(3)	HSBC failed adequately to address obvious risks in that business in relation to conflicts of interest, confidentiality and trading conduct. These risks were clearly identified in industry codes published before and during the Relevant Period;

(4)	HSBC’s failings allowed improper trader behaviours to occur in its G10 spot FX trading business as described in this Notice. These behaviours were egregious and at times collusive in nature;

(5)	There was a potential detriment to clients and to other market participants arising from misconduct in the G10 spot FX market;

(6)	Certain of those responsible for managing front office matters at HSBC were aware of and/or at times involved in behaviours described in this Notice in the period on or after 6 March 2010; and

Whether the breach was deliberate or reckless

(7)	The Authority has not found that HSBC acted deliberately or recklessly in the context of the Principle 3 breach.

5.8.	Taking all of these factors into account, the Authority considers the seriousness of HSBC’s Principle 3 breach on or after 6 March 2010 to be level 5 and so the Step 2 figure is 20% of £66,000,000.

5.9.	Step 2 is therefore £13,200,000.

Step 3: Mitigating and aggravating factors

5.10.	At Step 3 the Authority may increase or decrease the amount of the financial penalty arrived at after Step 2 to take into account factors which aggravate or mitigate the breach (DEPP 6.5A.3G).

5.9.	The Authority considers that the following factors aggravate the breach:

(1)	The firm’s previous disciplinary record and general compliance history, including the fact that on 2 December 2011, HSBC Bank Plc was fined £10.5 million for a breach of Principle 9 and rules in the FSA Handbook (Conduct of Business) in relation to investment advice and sales of investment products provided by a firm acquired by HSBC, NHFA Limited;

(2)	HSBC’s failure to respond adequately during the Relevant Period in its G10 spot FX trading business to misconduct identified in well-publicised enforcement actions against other firms relating to LIBOR / EURIBOR from June 2012 onwards; and

(3)	Despite the fact that certain of those responsible for managing front office matters were aware of and/or at times involved in behaviours described in this Notice, they did not take steps to stop those behaviours.

5.12.	Having taken into account these aggravating factors, the Authority considers that the Step 2 figure should be increased by 20%.

5.13.	Step 3 is therefore £15,840,000.

Step 4: Adjustment for deterrence

5.14.  If the Authority considers the figure arrived at after Step 3 is insufficient to deter the firm who committed the breach, or others, from committing further or similar breaches, then the Authority may increase the penalty.

5.15.  The Authority does not consider that the Step 3 figure of £15,840,000 represents a sufficient deterrent in the circumstances of this case.

5.16.  One of the Authority’s stated objectives when introducing the penalty policy on 6 March 2010 was to increase the level of penalties to ensure credible deterrence. The Authority considers that penalties imposed under this policy should be materially higher than penalties for similar breaches imposed pursuant to the policy applicable before that date.

5.17.  The failings described in this Notice allowed HSBC’s G10 spot FX trading business to act in the firm’s own interests without proper regard for the interests of its clients, other market participants or the financial markets as a whole. HSBC’s failure to control properly the activities of that business in a systemically important market such as the G10 spot FX market undermines confidence in the UK financial system and puts its integrity at risk. The Authority regards these as matters of the utmost importance when considering the need for credible deterrence.

5.18. HSBC’s response to misconduct identified in well-publicised enforcement actions against other firms relating to LIBOR / EURIBOR failed adequately to address in its G10 spot FX business the root causes that gave rise to failings described in this Notice. This indicates that industry standards have not sufficiently improved in relation to identifying, assessing and managing appropriately the risks that firms pose to markets in which they operate. The largest penalty imposed to date in relation to similar failings in the context of LIBOR / EURIBOR was a penalty against a firm of £200,000,000 (before settlement discount) under the Authority’s penalty policy prior to 6 March 2010. The Authority considers that the penalty imposed for the failings in this Notice should as a minimum significantly exceed that level for credible deterrence purposes.

5.19.  The Authority considers that in order to achieve credible deterrence, the Step 3 figure should be increased by the sum of £225,000,000.

5.20. Step 4 is therefore £240,840,000.

Step 5: Settlement discount

5.21.  If the Authority and HSBC, on whom a penalty is to be imposed, agree the amount of the financial penalty and other terms, DEPP 6.7 provides that the amount of the financial penalty which might otherwise have been payable will be reduced to reflect the stage at which the Authority and HSBC reached agreement. The settlement discount does not apply to the disgorgement of any benefit calculated at Step 1.

5.22. The Authority and HSBC reached agreement at Stage 1 and so a 30%

discount applies to the Step 4 figure.

5.23. Step 5 is therefore £168,588,000.

6. CONCLUSION

6.1. The Authority therefore imposes a total financial penalty of £216,363,000 on HSBC comprising:

(1)	A penalty of £47,775,000 relating to HSBC’s breach of
Principle 3 under the old penalty regime; and
(2)	A penalty of £168,588,000 relating to HSBC’s breach of Principle 3 under the current penalty regime.